File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

24 June 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


05009434

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

p.p. **Gemma Knowles**
Company Secretarial Assistant

Encl.

File number 082-02819

Severn Trent Plc Annual Report and Accounts 2005;
Severn Trent Plc Annual Review 2005;
Notice of Annual General Meeting; and
Form of Proxy.

Two copies of each of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000).

www.severntrent.com

File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

21 June 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


SEC MAIL
RECEIVED
JUL 0 5 2005
198

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that, on 20 June 2005, 455,090 Ordinary Shares of 65 $^{5}/_{19}$ p each in the Company were transferred for nil consideration to participants in the Long Term Incentive Plan (including executive directors of the Company as indicated below) pursuant to awards made under that plan in 2002.

The executive directors of the Company are potential beneficiaries under the Trust and, therefore, (except as disclosed below) their interests in those shares ceased on such transfer.

Name of director	Number of shares
Mr M J Bettington	16,453
Mrs R S Brydon Jannetta	16,282
Mr M R Wilson	7,051

www.severntrent.com